ADVANCED SERIES TRUST

Gateway Center Three, 4th floor

100 Mulberry Street

Newark, New Jersey 07102-4077

December 10, 2012

VIA EDGAR SUBMISSION

Ms. Rebecca Marquigny

Office of Insurance Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Advanced Series Trust

Preliminary Proxy Statement
Filed November 26, 2012
Registration No’s. 33-24962, 811-5186

Dear Ms. Marguigny:

We filed through EDGAR on November 26, 2012 on behalf of Advanced Series Trust (the “Registrant”) a preliminary proxy statement on Schedule 14A in connection with a special meeting of the Registrant’s shareholders to be held on February 14, 2013.

This letter is intended to respond to the Commission Staff’s comments that you conveyed by telephone on Thursday December 6, 2012 with respect to the preliminary proxy statement. For your convenience, a summary of the Staff’s comments is included herein and the Registrant’s responses are keyed accordingly, as set forth below. In the interest of brevity and in order to focus on the Staff’s material comments, minor and/or grammatical comments which you conveyed are not identified or discussed below, but the definitive proxy statement will reflect and incorporate revisions in response to such comments.

1.	Comment
In the President’s letter, please revise the discussion of the record date to clarify that Contract owners must have an interest in one of the Portfolios as of the record date in order to be eligible to provide voting instructions.

Response
The discussion has been revised as requested.

2.	Comment
In several portions of the preliminary proxy statement, including the President’s letter and the Question/Answer section, the proxy materials do not advise a Contract owner of the deadline date/ time by which voting instructions must be submitted prior to the shareholder meeting. Please revise the proxy materials to include an explicit discussion of the voting deadline.

Response
Each portion or section of the preliminary proxy statement where voting instructions are discussed has been expanded to advise Contract owners of the specific day and time by which voting instructions must be submitted or received in order to be counted. In particular, Contract owners will be advised that voting instructions submitted by telephone or the internet must be submitted by no later than 11:59 p.m. Eastern time on the night before the shareholder meeting in order to be counted, and that voting instruction cards sent via mail must be received by the day before the shareholder meeting in order to be counted. Contract owners will also be advised that they may submit voting instructions, or change/revoke previously submitted voting instructions at the shareholder meeting.

3.	Comment
The preliminary proxy statement does not consistently identify the unit of measurement/value when discussing the fee rate for the current administrative services fee or the proposed 12b-1 fee. Wherever the fee rate is identified or mentioned in the proxy materials, please include the applicable unit of measurement or value.

Response
Wherever the administrative services fee rate or the 12b-1 fee rate are mentioned or discussed, we have revised the proxy materials to specifically denote and identify that the fee rates are based on the “average daily net assets” of each Portfolio.

4.	Comment
Please add a new question/answer to the Question/Answer section, which will advise Contract owners on how they may change previously submitted voting instructions.

Response
The requested question/answer will be included in the definitive proxy materials.

5.	Comment
In the Question/Answer section, please revise the question/answer which discusses who is paying for the costs of the proxy to explain the relationship between the Registrant’s investment managers and The Prudential Insurance Company of America.

Response
The answer to this question has been revised to explicitly note that the Registrant’s investment managers are affiliates of The Prudential Insurance Company of America.

6.	Comment
In the Question/Answer section, please revise the question/answer which discusses why a Contract owner may receive proxy information on Portfolios that he/she has not invested in to clarify that voting instructions are only requested for proposal(s) which impact the Portfolio(s) that they are invested in.

Response
The answer to this question has been revised as requested.

7.	Comment
In the Question/Answer section, please revise the question/answer which discusses whether or not approval of the 12b-1 plan will result in higher fees or expenses. In particular, please revise the answer to more completely explain the current fee structure, the proposed new fee structure, and how the proposed fee reductions serve to offset the fee increase which will result from implementation of the 12b-1 plan, and how the proposed fee reductions will serve to reduce overall fees from current levels.

Response
We have revised the answer to this question to clarify how the proposed fee reductions function as fee offsets and also serve to reduce overall fees from current levels. However, because the Question/Answer section is intended to provide summary information to Contract owners and is not intended to serve as a substitute for careful review of the entire proxy statement, we will also advise Contract owners to refer to the proxy statement for a more complete description and explanation.

8.	Comment
In the Notice of Special Meeting, please include in the first paragraph a statement to advise Contract owners where in the proxy statement they can view the complete list of Portfolios. Also, explain to Contract owners in this same paragraph that they are receiving the proxy statement because they own interests in at least one of the Portfolios which appear in the complete list of Portfolios.

Response
The requested revisions have been made.

9.	Comment
In the Notice of Special Meeting, in the paragraph which discusses the record date, please include a statement or explanation advising Contract owners that if they have an interest in any of the Portfolios as of the record date, they are entitled to submit voting instructions.

Response
The requested revisions have been made.

10.	Comment
In the section entitled “How To Instruct An Insurance Company,” please clarify the boldface language discussing how an unmarked voting instruction card will be voted to address situations where both proposals appear on the same card, but voting instructions are only marked with respect to one of the proposals.

Response
The language has been revised as requested.

11.	Comment
In the section entitled “How An Insurance Company Will Vote,” please clarify the effect and impact of mirror voting by the insurance companies.

Response
After further review, we believe that the existing discussion fairly explains to Contract owners how the insurance companies will vote with respect to shares for which Contract owners do not submit voting instructions.

12.	Comment
The discussion of required quorum, which appears in several sections of the proxy statement, should be revised to reflect the fact that there is unlikely to be any difficulty achieving a quorum, due to the anticipated voting by the insurance companies.

Response
Each discussion of quorum has been revised to explain and state that “It is expected that the presence at the Meeting of the Insurance Companies will be sufficient to constitute a quorum.”

13.	Comment
Please check and confirm that the font size used in each of the tables throughout the proxy statement is in required 8 point type size.

Response
Document font sizes were reviewed with the financial printer who is responsible for document support, and the font size of each table has been confirmed to conform with the 8 point type size requirements.

14.	Comment
Where the proxy statement identifies the internet website URL where the proxy statement will be posted, please confirm that this URL will be live.

Response
The URL will be live when the definitive proxy has been filed on EDGAR and the proxy statement is posted to the indicated website.

15.	Comment
In the Proposal for the election of trustees, please be more specific with respect to the statement that electing a new board will respond to the “anticipated future retirement of certain Independent Trustees.”

Response
Since Trustee F. Don Schwartz is currently age 77 and the Board’s retirement policy generally specifies age 78 as the retirement age, we have revised the disclosure to denote that Mr. Schwartz is included in the group of anticipated future retirements.

16.	Comment
In the Proposal for election of trustees, although not required, please disclose the number of times the Board met during calendar year 2012.

Response
The number of Board meetings during calendar year 2012 has been included.

17.	Comment
In the Proposal for election of trustees, the section entitled “Leadership and Board Structure, Qualifications and Experience of the Nominees” breaks across pages in such a way as to make it difficult to read the section.

Response
We have adjusted the page breaks so that the entire section appears on a single page.

18.	Comment
In the Proposal for the election of trustees, please include a sentence / discussion to the effect that one of the qualifications or attributes that the Board considers in determining qualifications to serve on the Board is the experience and background which incumbent Board members gain by serving on the Board.

Response
The discussion in this section already includes the following statement: “…for Nominees currently serving on the Board, the Board has taken into account the actual service and commitment of the Nominees during their tenure in concluding that each should continue to serve.”

19.	Comment
In the Proposal for election of trustees, please include a sentence which concisely states the role / function of the Investment Review and Risk Committee.

Response
The proxy statement has been revised accordingly.

20.	Comment
In the Proposal for election of trustees, in the section entitled “Compensation,” please clarify that the annual retainer paid to each Trustee is an aggregate amount. In addition, in this same section, please explain whether or how reimbursement of trustee travel expenses are limited or controlled.

Response
The trustee annual retainer discussion has been revised to clearly denote that the retainer amount is in the aggregate. The discussion pertaining to trustee travel expense reimbursements has been revised to note that such expenses are subject to Board-approved guidelines and limits.

21.	Comment
In the Proposal for the election of trustees, in the section entitled “Compensation,” please make the following revisions and clarifications in the trustee compensation table: (i) please revise the far-right column showing “Total Compensation from Trust” to explain that this column represents all compensation received by a Trustee from the Registrant and all other funds that they oversee; and (ii) revise the “(3/84)” notation in this same column to more clearly explain what these figures mean.

Response
The requested revisions have been made.

22.	Comment
In the Proposal for election of trustees, in the section entitled “Trustee/Nominee Ownership of Trust Shares,” please explain what is meant by the phrase “Fund Complex.”

Response
We have included an explanation of what is meant by the phrase “Fund Complex.”

23.	Comment
In the Proposal for election of trustees, in the section entitled “Required Vote,” please explain how abstentions will be handled.

Response
The proxy statement has been revised to denote that abstentions will be treated as a vote “against” the Nominee(s).

24.	Comment
In the Proposal for approval of the shareholder services and distribution plan, in the section entitled “Background,” please include an explanation of the practical effect of mirror voting by the insurance companies; i.e., that a small number of voting instructions can determine the outcome of a Proposal.

Response
The proxy statement has been revised to include the requested explanation.

25.	Comment
In the Proposal for approval of the shareholder services and distribution plan, in the section entitled “Background,” please discuss how the services proposed to be covered under the 12b-1 plan are currently paid for through the administrative services fee, how the services to be covered under the 12b-1 plan will be paid for through the 12b-1 fee, and how these fees are and/or will be disclosed and identified in each Portfolio’s expense table.

Response
The proxy statement has been revised by deleting the final paragraph of the section entitled “Background,” and substituting the following new language:

“The Shares offered by Portfolios of the Trust are not currently subject to a 12b-1 fee. As is further explained below, each of the Portfolios currently receives various administrative and support services from the Insurance Companies, and each Portfolio pays the Insurance Companies an administrative services fee of 0.10% of the average daily net assets for providing these services. The administrative services fee is not separately identified in each Portfolio’s expense table, but instead is included, along with other Portfolio expenses, in the “Other Expenses” row of the table. If approved by shareholders, the administrative services fee would be discontinued and replaced by a 12b-1 fee at the same annual rate as the administrative services fee: 0.10% of average daily net assets of each Portfolio. The Plan would provide the same administrative services, but would also include marketing and distribution services not currently provided through the administrative services fee. The 12b-1 fee, if approved, would be identified and disclosed in each Portfolio’s expense table in the row entitled “Distribution and/or Service Fees.”

26.	Comment
In the Proposal for approval of the shareholder services and distribution plan, the sections entitled “Termination of Administrative Services Fee,” Amended Management Agreement & Reduced Management Fee Rates,” and “Waiver of 12b-1 Fee: Bond Portfolios” should be revised to more sequentially and logically explain the current administrative services fee structure and related voluntary fee waiver arrangements, the proposed new 12b-1 fee, and the proposed related contractual reduction of management fee rates, and (with respect to the Bond Portfolios) the proposed contractual waiver of 12b-1 fees.

Response
Based on the extensive comments and discussion with the Staff with respect to these sections of the proxy statement during the call on Thursday December 7th, we have restructured, reorganized and re-written this portion of the proxy statement in an effort to respond to the general, as well as specific comments provided to us during the call. Due to the length of the restructured and re-written portions of the proxy statement, we have included the revision as an attachment to this letter (see page 9).

27.	Comment
In Exhibit D, entitled “Current & Proposed Contractual Management Fee Rates,” please revise the column headings for the “current” and “proposed” fee rates to make it clear that the fee rates set out in the table are “management” fee rates.

Response
The column headings have been revised as requested.

28.	Comment
In Exhibit D, entitled “Current & Proposed Contractual Management Fee Rates,” the text of the asterisked footnote which appears for each of the Bond Portfolios should appear immediately underneath the corresponding table entry, so that a reader is not required to page to the back of the exhibit to read the footnote text.

Response
The table has been revised so that the footnote text appears immediately underneath the applicable table rows.

29.	Comment
With respect to the entire proxy statement, including the accompanying exhibits, please identify the footnotes independently for each section or exhibit.

Response
The footnotes used throughout the entire proxy statement have been revised so that the footnotes are identified separately for each section and/or exhibit.

30.	Comment
In Exhibit E, entitled “Fees and Expenses of the Portfolios,” please re-position the “Other Expenses” footnote appearing in the “Current” column of the table for each Portfolio so that the footnote text appears immediately underneath the table of “Annual Portfolio Operating Expenses.”

Response
The footnote text has been re-positioned underneath the Annual Portfolio Operating Expense table for each Portfolio.

31.	Comment
In Exhibit E, entitled “Fees and Expenses of the Portfolios,” please delete the row for Acquired Fund Fees and Expenses appearing in the table of Annual Portfolio Operating Expenses for each Portfolio where there are no fees or expenses to disclose.

Response
The row for Acquired Fund Fees and Expenses has been deleted from each table where there are no such fees or expenses to disclose.

32.	Comment
In Exhibit E, entitled “Fees and Expenses of the Portfolios,” with respect to the Bond Portfolios, please correct the footnote disclosing the contractual expense cap so that it discloses that distribution and service (12b-1) fees are not included as part of the expense cap.

Response
The footnote for each of the Bond Portfolios has been corrected to clearly denote that distribution and service (12b-1) fees are not included within the expense cap.

33.	Comment
In Exhibit E, entitled “Fees and Expenses of the Portfolios,” please delete the row for Acquired Fund Fees and Expenses appearing in the table of Annual Portfolio Operating Expenses for each Portfolio where there are no fees or expenses to disclose.

Response
The row for Acquired Fund Fees and Expenses has been deleted from each table where there are no such fees or expenses to disclose.

Tandy Representations

In connection with the Commission Staff’s review of the Amendment, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the foregoing, or if I can be of any further assistance, please contact me at 973-802-6469. Thank you for your assistance in this matter.

Very truly yours,

/s/ Jonathan D. Shain
Jonathan D. Shain

Vice President & Corporate Counsel

Prudential Investments LLC

Attachment

Set out below is text to replace the following sections of the preliminary proxy statement: “Termination of Administrative Services Fee,” “Amended Management Agreement & Reduced Management Fee Rates,” and “Waiver of 12b-1 Fee: Bond Portfolios” which appear on pages 12-13 of the preliminary proxy.

Administrative Services Fee

As noted above, each Portfolio of the Trust (except Portfolios which are currently structured as funds-of-funds1) currently pays an administrative services fee to the Insurance Companies. The fee is set at the annual rate of 0.10% of the average daily net assets of each Portfolio. The purpose of the administrative services fee is to compensate the Insurance Companies for providing various administrative services to the Portfolios of the Trust, including but not limited to the filing, printing and delivery of the Trust’s prospectus and statement of additional information, annual and semi-annual shareholder reports, and other required regulatory documents, responding to shareholder questions and inquiries relating to the Portfolios, and related functions and services.

Administrative Services Fee: Current Voluntary Waiver

Although the administrative services fee rate is 0.10% of the average daily net assets of each Portfolio, the Insurance Companies currently voluntarily waive a portion of the administrative services fee that would otherwise be payable. This means that the actual administrative services fee currently paid by many Portfolios is less than 0.10%. Because the Insurance Companies are not required to offer or continue this waiver, the waiver may be discontinued or modified by the Insurance Companies at any time in the future.

As detailed in the table below, the actual administrative services fee rate paid by each Portfolio after application of the current voluntary waiver is progressively reduced as the asset size (average daily net assets) of each Portfolio increases:

Average Daily Net Assets of Portfolio	Actual Current Annual Administrative Services Fee Rate After Current Voluntary Waiver
Up to and including $300 million	0.10% of average daily net assets (no waiver)
Over $300 million up to and including $500 million	0.08% of average daily net assets
Over $500 million up to and including $750 million	0.07% of average daily net assets
Over $750 million	0.06% of average daily net assets

Termination of Administrative Services Fee

If the Plan is approved by shareholders, the administrative services fee will be terminated and replaced by the 12b-1 fee. All of the service and support functions for which the Insurance Companies are currently compensated under the administrative services fee are included in the Plan. Because the Plan encompasses and includes all of the service and support functions presently covered by the administrative services fee, if the Plan is approved by shareholders, each Portfolio will discontinue payment of the administrative services fee, and the administrative services fee will be replaced by the 12b-1 fee. Termination of the administrative services fee will also result in the termination of the voluntary waiver of the fee.

Administrative Services Fee and 12b-1 Fee: Comparative Fee Rates

As noted above, the administrative services fee rate is 0.10% of the average daily net assets of each Portfolio. The 12b-1 fee rate that would be payable under the Plan is the same: 0.10% of the average daily net assets of each Portfolio. Although the fee rates are the same, because many Portfolios currently benefit from the voluntary waiver of the administrative services fee discussed above and the voluntary waiver will terminate when the 12b-1 fee is implemented, replacing the administrative services fee with the 12b-1 fee would mean that shareholders would experience an increase in fees without additional action.

If the Plan is approved, the Manager has agreed to offset the fee increase to prevent shareholders from experiencing any increase in Portfolio fees as a result of the change in fee structure. In addition, the Manager has further agreed to take additional action so that there will be an overall reduction in each Portfolio’s fees. The actions which the Manager has agreed to implement are somewhat different for the AST Target Date Maturity Portfolios2 and the other Portfolios of the Trust, and therefore are discussed separately below.

Fee Offset & Reduction: All Portfolios Except Bond Portfolios

If the Plan is approved by shareholders, the Manager has agreed to reduce the management fee that it receives from each Portfolio. This will be accomplished by the execution of an amendment to the management agreement between the Trust and the Manager. The amendment will reduce the current management fee rate for each Portfolio. The reduction in the management fee rates will result in a reduction in the management fees paid by each Portfolio which will be sufficient to fully offset the fee increase which will result from the elimination of the voluntary waiver of the administrative services fee, and will additionally result in an overall reduction in the fees currently paid by each Portfolio.

Importantly, while the current waiver of the administrative services fee is voluntary and therefore may be discontinued by the Insurance Companies at any time, if the Plan is approved by shareholders, the reduced management fee rates which the Manager will implement will not be voluntary. This means that the reduced management fee rates for a Portfolio could not be increased in the future without first obtaining approval from the AST Board and the shareholders of that Portfolio.

The amendment to the management agreement would reduce the management fees paid by each Portfolio, by progressively reducing the actual management fee rates for each Portfolio as Portfolio assets increase. These progressive reductions in the actual management fee rates, also referred to as “fee breakpoints,” would reduce the actual or effective management fees paid by each Portfolio. As noted above, the Manager would not be able in the future to discontinue the fee breakpoints or otherwise increase management fee rates without AST Board and shareholder approval. Exhibit D sets forth the management fee rate for each Portfolio under the current management agreement, and the proposed management fee rate that would be implemented for each Portfolio pursuant to the proposed amendment to the management agreement which will be implemented if shareholders approve the Plan.

Fee Offset & Reduction: Bond Portfolios

For the Bond Portfolios, if the Plan is approved by shareholders, PAD and the Manager have agreed to undertake the actions discussed below. These actions will result in an offset of the fee increase which would otherwise result from the elimination of the voluntary waiver of the administrative services fee, and additionally, will result in an overall reduction in the fees currently paid by each Bond Portfolio.

First, PAD has agreed to implement a contractual waiver of a portion of each Bond Portfolio’s 12b-1 fee so that the actual 12b-1 fee rate for each Bond Portfolio will be the same as the actual administrative services fee currently paid by each Bond Portfolio. The amount of the 12b-1 fee waiver will be determined according to the same tiered waiver schedule as is currently utilized to determine the amount of the voluntary waiver of the administrative services fee. Because the contractual 12b-1 fee waiver would be identical to the existing voluntary administrative services fee waiver, the 12b-1 fee waiver will fully offset the elimination of the voluntary administrative services fee waiver. The contractual 12b-1 fee waivers would not include an expiration or termination date, meaning that PAD would be unable to terminate or otherwise modify the waivers in the future.

Contract owners cannot directly select or invest in the Bond Portfolios. Instead, if a Contract owner selects certain benefits under variable annuity contracts issued by certain of the Insurance Companies, a Contract owner’s account value may be allocated to and from one or more of the Bond Portfolios in accordance with a mathematical formula under the variable annuity contract purchased by the Contract owner. Because Contract owners may not affirmatively elect to invest in the Bond Portfolios, and in consideration of the specific circumstances under which the Bond Portfolios may be invested, the marketing and distribution functions which are appropriate for the Bond Portfolios may be different than for the other Portfolios of the Trust. Accordingly, PAD believes that it is appropriate to contractually waive a portion of the 12b-1 fee for each Bond Portfolio that would otherwise be payable.

Second, if the Plan is approved by shareholders, the Manager has agreed to reduce the management fee that it receives from each Bond Portfolio. As with all of the other Portfolios of the Trust, this fee reduction will be accomplished by the execution of an amendment to the management agreement between the Trust and the Manager. The amendment will reduce the current management fee rate for each Portfolio. The reduction in the management fee rates will result in a reduction in the management fees paid by each Bond Portfolio which will be sufficient to result in an overall reduction in the fees currently paid by each Bond Portfolio.

Third, if the Plan is approved by shareholders, the Manager has agreed to reduce an existing contractual expense cap. Currently, the Manager has contractually agreed for a specified period of time to “cap” or limit the expenses of each Bond Portfolio to 1.00%. This means that if Portfolio expenses exceed 1.00%, the Manager will waive fees and/or reimburse expenses that exceed 1.00%. If the Plan is approved, the Manager has agreed to enhance the existing expense cap for each Bond Portfolio by changing the expense cap to 0.99%. Although the expense cap is only guaranteed through the specified expiration date of June 30, 2015, shareholders of the Bond Portfolios will receive the benefit of the enhanced expense cap at least through the expiration date. Continuance or renewal of the expense caps after the expiration date would be subject to review by the Manager and consultation with the AST Board.

Importantly, while the current waiver of the administrative services fee is voluntary and therefore may be discontinued by the Insurance Companies at any time, if the Plan is approved by shareholders the reduced management fee rates which the Manager will implement will not be voluntary. This means that the reduced management fee rates for a Bond Portfolio could not be increased in the future without first obtaining approval from the AST Board and the shareholders of the Bond Portfolio.

The amendment to the management agreement would reduce the management fees paid by each Bond Portfolio, by progressively reducing the actual management fee rates for each Bond Portfolio as Bond Portfolio assets increase. These progressive reductions in the actual management fee rates, also referred to as “fee breakpoints,” would reduce the actual or effective management fees paid by each Bond Portfolio. As noted above, the Manager would not be able in the future to discontinue the fee breakpoints or otherwise increase management fee rates without Board and shareholder approval. Exhibit D sets forth the management fee rate for each Bond Portfolio under the current management agreement, and the proposed management fee rate that would be implemented for each Bond Portfolio pursuant to the proposed amendment to the management agreement which will be implemented if shareholders approve the Plan.

1 Portfolios structured as funds-of-funds do not pay the administrative services fee because the underlying AST Portfolios in which they invest are subject to the administrative services fee.

2 The AST Target Date Maturity Portfolios are: AST Bond Portfolios 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022, 2023 and the AST Investment Grade Bond Portfolio. For convenience, each Portfolio is hereafter referred to as a “Bond Portfolio,” and collectively as the “Bond Portfolios.”